Exhibit 11

THE PROGRESSIVE CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(millions - except per share amounts)

	Years Ended December 31,
	2015	2014	2013
Net Income attributable to Progressive	$1,267.6	$1,281.0	$1,165.4

Computation of Net Income Per Share
Average shares outstanding - Basic	585.5	590.6	599.1
Net effect of dilutive stock-based compensation	3.7	4.2	4.5
Total equivalent shares - Diluted	589.2	594.8	603.6

Basic: Net income per share	$2.16	$2.17	$1.95
Diluted: Net income per share	$2.15	$2.15	$1.93